Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Darryl White Appointed to Bank of Montreal Board of Directors

TORONTO – May 24, 2017 – Bank of Montreal today announced the appointment of Chief Operating Officer, Darryl White, to its Board of Directors. On April 7, the Board announced its intention to appoint Mr. White as the successor to Bill Downe as CEO, effective November 1, 2017.

Mr. White is also a director of BMO Financial Corp., the holding company of BMO Harris Bank, NA in the United States.

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $719 billion as of April 30, 2017, and more than 45,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com